SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                      ALUMINUM CORPORATION OF CHINA LIMITED
                 (Translation of Registrant's Name Into English)

                 No.12B Fuxing Road, Haidian District, Beijing,
                       People's Republic of China 100814
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  X   Form 40-F
                   ---            ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes       No  X
             ---      ---


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ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under the cover of this Form 6-K:

Exhibit 99.1: a copy of the Registrant's press release dated February
              17, 2003 regarding the Registrant's investment in the Guangxi bauxite reserves exploitation.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ALUMINUM CORPORATION OF CHINA LIMITED



 Date: February 21, 2003           By:  /s/ Liang Zhongxiu
                                        ----------------------------
                                        Name: Liang Zhongxiu
                                        Title: Executive Director

                                  EXHIBIT INDEX

Exhibit           Description

99.1: a copy of the Registrant's press release dated February 17, 2003 regarding the Registrant's investment in the Guangxi bauxite reserves exploitation.